Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 25 DATED DECEMBER 21, 2015
TO THE PROSPECTUS DATED AUGUST 12, 2014

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated August 12, 2014, as supplemented by supplement no. 13 dated April 14, 2015, supplement no. 21 dated October 27, 2015, supplement no. 22 dated November 13, 2015, supplement no.23 dated December 15, 2015 and supplement no.24 dated December 17, 2015. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing of a hotel in New Orleans, Louisiana.
Acquisition and Financing of Real Estate
Q&C Hotel
On December 17, 2015, we, through a joint venture (the “Q&C Hotel Property JV”) between our indirect wholly owned subsidiary and EH Q&C, LLC (the “JV Partner”), acquired a 196-room hotel in New Orleans, Louisiana (the “Q&C Hotel”). The Q&C Hotel is directly owned by a wholly owned subsidiary of the Q&C Hotel Property JV (the “Q&C Hotel Owner”). Neither the JV Partner nor the seller is affiliated with us or our advisor.
We own a 90% equity interest in the Q&C Hotel Property JV. The JV Partner is the managing member of the joint venture; however, its authority is limited, as we must give approval of major decisions involving the business of the joint venture or the Q&C Hotel and its operations, in the manner set forth in the joint venture agreement. Income, losses and distributions are generally allocated based on the members’ respective equity interests, subject to adjustments based on certain performance thresholds set forth in the joint venture agreement. Additionally, in certain circumstances described in the joint venture agreement, we and the JV Partner may be required to make additional capital contributions to the joint venture, in proportion to the members’ respective equity interests.
The purchase price of the Q&C Hotel was $51.2 million plus closing costs. The Q&C Hotel Property JV funded the acquisition of the Q&C Hotel with capital contributions from its members and with proceeds from the Q&C Hotel Mortgage Loan (described below). We funded our contribution to the joint venture with proceeds from our now terminated private offering and this ongoing initial public offering.
The Q&C Hotel was built in 1913 and completely renovated in 2014. The Q&C Hotel’s average occupancy, average revenue per available room and average daily rate during the nine months ended September 30, 2015 was 57%, $93.73 and $162.92, respectively. We entered into a franchise agreement to brand the hotel as part of Marriott’s Autograph Collection and expect to make renovations or improvements to the Q&C Hotel according to Marriott’s standards in connection with such branding.
Leasing and Management of the Q&C Hotel
In connection with the acquisition of the Q&C Hotel, the Q&C Hotel Owner entered a lease agreement for the Q&C Hotel with a wholly owned subsidiary (“Q&C Hotel Operations”) of a second joint venture (“Q&C Hotel Operations JV”) between our indirect wholly owned subsidiary which we have elected to treat as a TRS and the JV Partner.
As with the Q&C Hotel Property JV, we own a 90% equity interest in Q&C Hotel Operations JV. The JV Partner is the managing member of the joint venture; however, its authority is limited, as we must give approval of major decisions involving the business of the joint venture or the Q&C Hotel and its operations, in the manner set forth in the joint venture agreement. Income, losses and distributions are generally allocated based on the members’ respective equity interests, subject to adjustments based on certain performance thresholds set forth in the joint venture agreement. Additionally, in certain circumstances described in the joint venture agreement, we and the JV Partner may be required to make additional capital contributions to the joint venture, in proportion to the members’ respective equity interests.

The lease agreement terminates December 31, 2020 with the right for Q&C Hotel Operations JV to extend the term of the lease for up to three additional terms of three years each; provided, however, that Q&C Hotel Property JV has the right to terminate the lease upon the sale of the Q&C Hotel or any members of Q&C Hotel Property JV buying out any other member, as well as upon the occurrence of an event of default under the lease agreement. Pursuant to the lease agreement, Q&C Hotel Operations JV will pay to Q&C Hotel Property JV, on a monthly basis, an annual basic rent equal to $3.5 million for 2015 and 2016. The annual basic rent will be adjusted as set forth in the lease agreement beginning in 2016 as well as prorated for any partial years. In addition to annual basic rent, Q&C Hotel Operations JV will pay a monthly percentage rent to Q&C Hotel Property JV equal to (i) an agreed percentage of year-to-date gross revenue that exceeds certain annual threshold amounts, less (ii) all prior percentage rent payments. Q&C Hotel Operations JV is also required to establish and fund a repairs and replacement reserve for the periodic refurbishment, replacements and non-routine repairs of all tangible personal property owned by Q&C Hotel Property JV. The reserve is a percentage (ranging from 2% to 5%) of gross receipts as set forth in the lease agreement. In addition, the lease agreement requires Q&C Hotel Operations JV to pay all income taxes, rent, and all costs and expenses and utility and other charges incurred in the operation of the Q&C Hotel.
Q&C Hotel Operations has entered a management agreement with Encore Hospitality, LLC (the “Operator”), an affiliate of the JV Partner, pursuant to which the Operator will manage and operate the Q&C Hotel. The management agreement expires on December 17, 2035. Subject to certain conditions, the Operator may extend the term of the agreement for a period of five years. Q&C Hotel Operations may terminate the management agreement upon (1) the occurrence of an event of default that continues beyond any applicable notice and cure periods, (2) a sale of the Q&C Hotel, (3) a change of control of the Operator without Q&C Hotel Operator’s approval, (4) a failure of the Operator to meet certain performance thresholds, (5) a sale of the Joint Venture Partner’s interest in the joint venture to us, and (6) if Q&C Hotel Operations is required to do so pursuant to the terms of the loan documents or the franchise agreement. Pursuant to the management agreement the Operator will receive a base fee, which is 4.0% of gross revenue (as defined in the management agreement).
Q&C Hotel Operations has entered a franchise agreement with Marriott International (“Marriott”) pursuant to which Marriott has granted Q&C Hotel Operations a limited, non-exclusive license to establish and operate the Q&C Hotel using certain of Marriott’s proprietary marks and systems and the hotel will be branded as a Marriott Autograph Collection hotel on or before June 30, 2016, subject to the completion of certain property improvement requirements. The franchise agreement expires on the 25th anniversary of the opening date (as defined in the agreement) with no renewal options. Marriott may terminate the franchise agreement immediately upon certain defaults and after an opportunity to cure with respect to certain other defaults. Pursuant to the franchise agreement, commencing on the opening date, Q&C Hotel Operations will pay Marriott a monthly franchise fee equal to a percent of gross room sales on a sliding scale that is initially 2% and increases to 5% after the third anniversary of the opening date and a monthly marketing fund contribution fee equal to 1.5% of the Q&C Hotel’s gross room sales. In addition, the franchise agreement requires the maintenance of a reserve account to fund all renovations at the hotel based on a percentage of gross revenues which starts at 2% of gross revenues and increases to 5% of gross revenues following the third anniversary of the opening date. Q&C Hotel Operations will also be responsible for the payment of certain other fees, charges and costs as set forth in the agreement.
In addition, in connection with the execution of the franchise agreement, KBS SOR US Properties II LLC (“SOR US Properties II”), our indirect wholly owned subsidiary, is providing an unconditional guarantee that all Q&C Hotel Operations’ obligations under the franchise agreement will be punctually paid and performed. Finally, certain transfers of the Q&C Hotel or an ownership interest therein are subject to a notice and consent requirement, and the franchise agreement further provides Marriott with a right of first refusal with respect to a sale of the hotel to a competitor of Marriott.
Q&C Hotel Mortgage Loan
On December 17, 2015, in connection with the acquisition of the Q&C Hotel, Q&C Hotel Owner and Q&C Hotel Operator (together, the “Borrowers”) entered into a mortgage loan with Wells Fargo Bank, National Association (the “Lender”), an unaffiliated lender, for borrowings of up to $30.0 million, secured by the Q&C Hotel (the “Q&C Hotel Mortgage Loan”). At closing, $28.3 million of the loan was funded and the remaining $1.7 million was available for future disbursements to be used for renovation costs, subject to certain terms and conditions contained in the loan documents.
The Q&C Hotel Mortgage Loan matures on December 17, 2018, with two one-year extension options, subject to certain terms and conditions contained in the loan documents. The Q&C Hotel Mortgage Loan bears interest at a floating rate of 325 basis points over one-month LIBOR. Q&C Hotel Property JV entered into an interest rate cap that effectively limits one-month LIBOR on $28.3 million of the outstanding loan balance at 3.00% effective December 16, 2015 through December 23, 2018. Initially, monthly payments are interest-only. Beginning on February 1, 2018, monthly payments also include principal amortization payments of $55,000 per month, unless certain conditions described in the loan documents are satisfied. Prior to December 17, 2016, the Borrowers have only limited rights to prepay the loan in whole subject to, in certain circumstances, a prepayment fee, and other terms and conditions as described in the loan documents. On or after December 17, 2016, the Borrowers may prepay the loan, in whole or in part, without the payment of a prepayment fee.

SOR US Properties II is providing a: (a) guaranty of the lesser of the currently outstanding loan amount or 25% of the outstanding principal balance, which principal balance may decrease pursuant to the terms of the partial repayment and limited guaranty executed by SOR US Properties II in favor of the Lender; (b) guaranty of Q&C Hotel Owner’s and Q&C Hotel Operations obligations to complete the renovations to the Q&C Hotel required by the franchise agreement, as described in the completion guaranty executed by SOR US Properties II in favor of the Lender; (c) limited guaranty with respect to certain potential fees, costs, expenses, losses or damages incurred or suffered by the Lender in relation to the Q&C Hotel Mortgage Loan as a result of certain intentional actions committed by us, Q&C Hotel Owner, SOR US Properties II, and/or any of their affiliates in violation of the loan documents; (d) a limited guaranty of Q&C Hotel Operations obligation to refund certain key money amounts to the Operator under the management agreement; and (e) guaranty of the principal balance and any interest or other sums outstanding under the Q&C Hotel Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving Q&C Hotel Owner or Q&C Hotel Operations.